UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at March 27, 2009

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F....X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Marchand Snyman
Director and Chief Financial Officer

Date: April 2, 2009

Print the name and title of the signing officer under his signature.

    1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

TASEKO MINES LIMITED: NEW ISSUE

March 27, 2009, Vancouver, BC - Taseko Mines Limited ("Taseko" or the "Company") has entered into an agreement with a syndicate of underwriters under which the underwriters have agreed to buy from Taseko 13,793,104 common shares at an issue price of CDN$1.45 per common share (the "Offering") for gross proceeds of approximately CDN$20 million.

The underwriters will have an over-allotment option, exercisable at any time prior to 30 days after the closing date, to acquire up to an additional number of common shares equal to 15% of the number of common shares sold pursuant to the Offering, at the issue price. The Company expects to file a short form prospectus with securities regulatory authorities in Canada to qualify the common shares for distribution in Canada.

The Company also intends to issue, via a non-brokered private placement at the same price as the Offering, approximately CDN$5 million of common shares (the "Non-Brokered Offering"). Finder's fees will be payable on the Non-Brokered Offering.

The net proceeds from the Offering and the Non-Brokered Offering are intended to be used for general working capital and corporate purposes. Closing of the Offering and the Non-Brokered Offering is expected to occur on or about April 15, 2009 and is subject to certain customary terms and conditions, including normal regulatory approvals, including the approval of the Toronto Stock Exchange and the NYSE Amex Equities Exchange.

The Offering is being made in all provinces of Canada. The securities offered in each of the Offering and the Non-Brokered Offering will not be and have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. Securities purchased by U.S. investors pursuant to exemptions from the registration requirements may not be resold within the United States other than pursuant to further exemptions from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Russell Hallbauer
President and CEO

For further details on Taseko and its properties, please visit the Company's website at www.tasekomines.com or Investor Services:

Contact Name: Brian Bergot, Investor Relations
Contact Number: 778-373-4545

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include capital market conditions, commodities market prices, exploitation and exploration successes, lack of continuity of mineralization, completion of the mill upgrade on time estimated and at scheduled cost, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.